Exhibit 99.3

Specific Security Deed

Integrated Media Technology Limited

ACN 132 653 948

Capital Stone Holdings Limited

Contents

Part 1 – Preliminary		1
1.	Definitions	1
2.	Interpretation	3
Part 2 – Security Interest		4
3.	Security Interest	4
4.	Attachment	4
Part 3 – Warranties		4
5.	General warranties	4
6.	Warranties continue	4
7.	Trusts	5
Part 4 – Grantor’s Obligations		5
8.	Dealing with the Shares	5
9.	Title documents	6
10.	Obligations regarding Event of Default	6
11.	Maintenance and protection	6
12.	Better security	6
Part 5 – Secured Party’s Powers		6
13.	Powers	6
Part 6 – Default		7
14.	Acceleration of payment	7
15.	Appointment of Receiver	7
16.	Powers of Receiver	7
17.	Receiver’s agency	7
18.	Receiver appointed during insolvency	7
19.	Receiver’s powers exercisable by Secured Party	8
20.	Protection of purchasers	8
21.	Other powers	8
22.	No duty of Secured Party or Receiver	8
23.	Giving up possession	8
24.	Liability limited to actual receipts	8
25.	Power of attorney	9
Part 7 – Application of Money		9
26.	Order	9
27.	Amounts contingently owing	9
28.	Money actually received	10
29.	Notice of subsequent Security Interest	10
30.	Combination and set-off	10
30.	Certificate as to Secured Money	10

i

PART 8 – PPSA		10
31.	Waiver of certain provisions of the PPSA	10
32.	Waiver of certain notices by Grantor	11
33.	Perfection of Security Interest	11
PART 9 – MISCELLANEOUS		11
34.	Continuing security	11
35.	Indemnity	12
36.	No merger	12
37.	No marshalling	12
38.	No moratorium	12
39.	Assignment	13
40.	Time of essence	13
41.	Consent	13
42.	No waiver	13
43.	Completion of other documents	13
44.	Completion of this deed	13
45.	Right to disclose	14
46.	Costs	14
47.	Notices	14
48.	Notice need not be specific	15
49.	Time for notice	15
50.	Governing law	15
Schedule 1 – Shares		16

ii

Parties

Party 1

Integrated Media Technology Limited ACN 132 653 948 of Level 7, 420 King William Street Adelaide South Australia 5000 (Secured Party)

Party 2

Capital Stone Holdings Limited a company incorporated in the British Virgin Islands with its registered address at Overseas Management Company Trust (BVI) LTD., OMC Chambers, Wickhams Cay 1, Road Town, Tortola, British Virgin Islands (Grantor)

Introduction

A.	At the Grantor’s request, the Secured Party has agreed to lend money, give credit or provide finance to, or at the request of, the Grantor.

B.	The Grantor considers that by providing this deed there will be a commercial benefit flowing to the Grantor.

Operative clauses

Part 1 – Preliminary

1.	Definitions

Unless otherwise specified, in this deed:

Attorney means an attorney appointed under this deed;

Authorised Officer means:

(a)	a director, secretary or manager (of any class) of the Secured Party, or a person acting in any of those offices; and

(b)	a person appointed as an authorised officer by the Secured Party;

Business Day means any day except a Saturday or a Sunday or other public holiday or bank holiday in South Australia;

Certificates means any present and future certificates or other title documents in respect of the Shares;

Collateral Security means another security or a guarantee or indemnity, granted by any person to the Secured Party, to secure payment of any Secured Money;

Constitutional Documents means the constitutional documents of the Issuer and any other agreement between all holders of shares in the Issuer including any agreement relating to the Shares;

Corporations Act means the Corporations Act 2001 (Cth);

Event of Default means an event of default as defined in the Transaction Documents;

Insolvency Event means the happening of any of the following events in relation to a person:

(a)	where the person is a body corporate:

(i)	the body corporate becomes a Chapter 5 body corporate under the Corporations Act;

(ii)	steps are taken by a third person towards making the body corporate a Chapter 5 body corporate (but not where the steps taken consist only of making an application to a court and the application is withdrawn or dismissed within 14 days);

(iii)	a controller (as defined in section 9 of the Corporations Act) is appointed over any of the property of the body corporate or any steps are taken for the appointment of a controller (but not where the steps taken are reversed or abandoned within 14 days);

(iv)	the body corporate is taken to have failed to comply with a statutory demand within the meaning of section 459F of the Corporations Act;

(v)	a secured creditor of the body corporate or a Related Body Corporate of the body corporate exercises its security in relation to its debt; or

(vi)	the body corporate is, or its directors state that it is, unable to pay its debts as and when they become due and payable; or

(b)	where the person is a natural person:

(i)	the person authorises a registered trustee or solicitor to call a meeting of his or her creditors or proposes or enters into a deed of assignment or deed of arrangement or a composition with any of his or her creditors;

(ii)	a person holding a Security Interest in assets of the person enters into possession of or takes control of any of those assets or takes any steps to enter into possession of or take control of any of those assets;

(iii)	the person commits an act of bankruptcy;

(iv)	the person has a bankruptcy notice issued against them;

(v)	a receiver or trustee for creditors or in bankruptcy is appointed to any of the person’s property;

(vi)	the person becomes an “insolvent under administration” within the meaning of the Corporations Act; or

(vii)	the person dies, is imprisoned or becomes incapable of managing his or her own affairs;

Issuer means eGlass Technologies Ltd (ACN 659 782 028);

Loan means the moneys loaned by the Secured Party to the Borrower (together with any interest and other payments due) pursuant to the Loan Agreement;

Loan Agreement means the agreement dated on or about the date of this deed between the Secured Party and the Borrower in respect of the Loan;

Potential Default means anything that with the giving of notice or passage of time or both would constitute an Event of Default;

PPSA means the Personal Property Securities Act 2009 (Cth);

Receiver means a receiver or receiver and manager appointed under this deed;

Security Interest means:

(a)	a ’security interest’ as that term is defined in the PPSA;

(b)	any interest held as security for the payment of a monetary obligation or the performance of any other obligation, including a mortgage, charge, encumbrance, lien, pledge or hypothecation; and

(c)	any other right, interest or arrangement that:

(i) in substance secures the payment of money or the performance of an obligation; or

(ii) gives a creditor priority over other creditors in relation to any property;

Secured Money means all money which the Borrower (personally or as a trustee, alone or with another person) now or in the future owes or may contingently owe, whether as principal debtor or as a surety, to the Secured Party (alone or with another person), under or in relation to each Transaction Document;

Shares means the fully paid ordinary shares in the Issuer described in Schedule 1;

Transaction Documents means:

(a)	this deed;

(b)	each Collateral Security;

(c)	any loan agreement between the Secured Party and the Borrower and/or Grantor;

(d)	any document that the Secured Party and the Borrower and/or Grantor agree is a Transaction Document or any document or agreement entered into or given under or in connection with or for the purpose of amending or varying the above.

2.	Interpretation

In this deed, unless the context otherwise requires:

2.1	the Introduction is correct;

2.2	headings do not affect interpretation;

2.3	singular includes plural and plural includes singular;

2.4	words of one gender include any gender;

2.5	a reference to time is a reference to Adelaide, Australia time;

2.6	a reference to “dollars”, “US$” or “$” is a reference to United States currency;

2.7	a reference to a statute, ordinance, code or other law includes regulations and other instruments under it and consolidations, amendments, re-enactments or replacements of any of them;

2.8	a reference to a clause, paragraph, schedule or annexure is to a clause or paragraph of, or schedule or annexure to, this deed, and a reference to this deed includes any schedule or annexure;

2.9	reference to a person includes a corporation, body corporate, joint venture, association, government body, firm and any other entity;

2.10	a reference to a party is to a party to this deed, and a reference to a party to a deed includes the party’s executors, administrators, successors and permitted assigns and substitutes;

2.11	a reference to this deed includes this deed as varied, supplemented, assigned or novated from time to time;

2.12	reference to two or more people means each of them individually and all of them jointly;

2.13	if a party comprises two or more people:

(a)	a promise by that party binds each of them individually and all of them jointly;

(b)	a right given to that party is given to each of them individually;

(c)	a representation, warranty or undertaking by that party is made by each of them individually;

2.14	a provision must not be construed against a party only because that party prepared it;

2.15	a provision must be read down to the extent necessary to be valid. If it cannot be read down to that extent, it must be severed;

2.16	the meaning of general words or provisions shall not be limited by references to specific matters that follow them (for example, introduced by words such as “including” or “in particular”) or precede them or are included elsewhere in this deed;

2.17	if a thing is to be done on a day which is not a Business Day, it must be done on the next Business Day;

2.18	another grammatical form of a defined expression has a corresponding meaning;

2.19	an expression defined in the Corporations Act 2001 (Cth) has the meaning given by that Act at the date of this deed.

Part 2 – Security Interest

3.	Security Interest

As a continuing security for the payment of the Secured Money, the Grantor grants the Secured Party a Security Interest in the Shares.

4.	Attachment

The parties acknowledge and agree that the Security Interest created by this deed attaches to the Shares in accordance with the PPSA upon execution of this deed.

Part 3 – Warranties

5.	General warranties

The Grantor represents and warrants that, except as disclosed in writing to the Secured Party before the date of this deed:

5.1	the Grantor has the power and authority to grant this deed and to perform its obligations under this deed;

5.2	except as previously disclosed in writing, there are no prior equities or Security Interests over the Shares;

5.3	by granting this deed, the Grantor does not breach a law or a binding arrangement;

5.4	the Shares are fully paid;

5.5	the issue of the Shares has been duly authorised and validly created and the issue or transfer of them does not contravene any law;

5.6	all copies of the Constitutional Documents given by it or on its behalf to the Secured Party are true and complete copies and are in full force and effect except to the extent set out in the Loan Agreement or unless otherwise agreed by the Secured Party.

6.	Warranties continue

The Grantor warrants that each representation and warranty in this Part will be true at all times while this deed is in force.

7.	Trusts

7.1	This clause applies if the Grantor is a trustee of a trust (whether or not the Secured Party knows about the trust).

7.2	The Grantor must provide to the Secured Party a true copy of the trust deed (as amended) whenever requested.

7.3	This deed binds the Grantor and any succeeding trustee and any additional trustee personally and as trustee of the trust.

7.4	The Grantor must cause any new trustee of the trust to sign any documents the Secured Party requires to ensure that this deed binds that new trustee.

7.5	Unless the Secured Party consents, the Grantor must not:

(a)	amend the trust deed;

(b)	retire as trustee of the trust; or

(c)	appoint a new trustee of the trust.

7.6	The Grantor represents and warrants that:

(a)	the Grantor is the sole trustee of the trust;

(b)	the Grantor has power to execute this deed and to perform its obligations under this deed;

(c)	the Grantor executes this deed as part of the proper administration of the trust fund and for the benefit of the beneficiaries;

(d)	the Grantor has given to the Secured Party a true copy of the trust deed (as amended);

(e)	no vesting date of the trust has been or will be determined;

(f)	the Grantor is not in breach of trust.

7.7	The Grantor represents and warrants that each representation and warranty in this clause will be true at all times while this deed is in force.

7.8	The Grantor repeats each representation and warranty in this clause whenever the Secured Party provides financial accommodation to or for the Borrower and whenever any Secured Money is paid to the Secured Party.

7.9	There is also an Event of Default if the Grantor does not disclose to the Secured Party the existence and terms of the trust, before executing this deed.

Part 4 – Grantor’s Obligations

8.	Dealing with the Shares

8.1	Subject to sub-clause 8.2, the Grantor must not, without the consent of the Secured Party:

(a)	dispose of or deal with any interest in, or part with possession of, the Shares; or

(b)	create or allow to exist another Security Interest in the Shares; or

(c)	give control or possession of the Shares to another person other than the Secured Party.

8.2	The Grantor must attend meetings and exercise all rights including voting rights in connection with the Shares but not so as to materially and adversely affect the rights attached to the Shares.

9.	Title documents

9.1	The Grantor must upon the execution of this deed by the Grantor deposit with the Secured Party the Certificates relating to the Shares. The Secured Party may have control and possession of the Certificates until the Secured Party is obliged to release the Shares from the Secured Interest created by this deed.

9.2	The Grantor may from time to time and at reasonable times upon written request and at its own cost and on payment of the Secured Party’s costs and expenses relating to the exercise of the Grantor’s right, inspect and make copies or abstracts of, or extracts from, the documents relating to the Shares in the possession or under the control of the Secured Party.

10.	Obligations regarding Event of Default

10.1	The Grantor must not cause or allow the occurrence or continuation of an Event of Default.

10.2	If an Event of Default or Potential Default occurs, the Grantor must immediately give the Secured Party notice and any information the Secured Party requires about the Event of Default or Potential Default.

11.	Maintenance and protection

The Grantor must:

11.1	not do or omit or allow anything which, in the opinion of the Secured Party, may:

(a)	materially lessen the value of the Shares or a Collateral Security or this deed; or

(b)	jeopardise any Shares;

11.2	take or defend any legal proceedings to protect or recover any Shares, as the Secured Party requires;

11.3	comply with all statutes and governmental requirements affecting the Shares;

11.4	punctually perform all its contractual and other obligations affecting the Shares;

11.5	at the Secured Party’s request, deliver to the Secured Party evidence of a payment under this clause; and

11.6	on receipt, deliver to the Secured Party any notice or other document received from a governmental authority in respect of the Shares.

12.	Better security

The Grantor must do all things and execute all further documents (and cause any third party to do all things and execute all further documents), reasonably required by the Secured Party to:

12.1	perfect and continuously maintain perfection of the Security Interest granted under this deed;

12.2	provide better security over the Shares to the Secured Party; and

12.3	aid the Secured Party exercising a right under this deed or a Collateral Security.

Part 5 – Secured Party’s Powers

13.	Powers

At any reasonable time, without notice to the Grantor, the Secured Party and persons authorised by the Secured Party may:

13.1	inspect records relating to the Shares; and

13.2	do anything which this deed obliges the Grantor to do, but which the Grantor did not do or did not do properly.

Part 6 – Default

14.	Acceleration of payment

At the Secured Party’s option, on an Event of Default all the Secured Money becomes immediately payable without notice to the Grantor. No agreement or delay or previous waiver by the Secured Party affects this.

15.	Appointment of Receiver

15.1	If an Event of Default has occurred, without notice to the Grantor, the Secured Party may:

(a)	appoint a person, or two or more persons jointly or severally or jointly and severally, as Receiver of all or part of the Shares;

(b)	remove the Receiver;

(c)	appoint a replacement Receiver;

(d)	fix the remuneration of the Receiver.

15.2	The Receiver’s remuneration and expenses are part of the Secured Money.

16.	Powers of Receiver

Unless excluded by the terms of appointment, without notice to the Grantor, the Receiver may do anything in respect of the Shares the Grantor could do, including:

16.1	take possession or control of the Shares;

16.2	manage, quietly enjoy and otherwise deal with the Shares;

16.3	sell the Shares; or

16.4	exercise the rights of the Grantor and perform the obligations of the Grantor in respect of the Shares and cause and permit any other person to perform their obligations in respect of the Shares .

17.	Receiver’s agency

The Receiver is the agent of the Grantor alone until the Secured Party otherwise notifies the Grantor. The Grantor is solely responsible for the actions and defaults of and the remuneration and expenses payable to the Receiver.

18.	Receiver appointed during insolvency

If the Grantor is bankrupt:

18.1	the Secured Party may still appoint a Receiver (to the extent permitted by law); and

18.2	the Receiver may not be able to act as the Grantor’s agent in some respects.

19.	Receiver’s powers exercisable by Secured Party

19.1	If an Event of Default has occurred, without notice to the Grantor, the Secured Party may:

(a)	exercise any power of a Receiver;

(b)	appoint an agent to exercise any power of a Receiver; and

(c)	fix the remuneration of the agent.

19.2	The Secured Party’s expenses and the agent’s remuneration and expenses are part of the Secured Money.

19.3	This clause applies whether or not the Secured Party has appointed a Receiver.

20.	Protection of purchasers

20.1	The Secured Party, Receiver, Attorney and the agent or Authorised Officer of the Secured Party may give valid discharges and receipts for money paid by a third party in respect of an exercise of a power under this deed.

20.2	No person dealing with the Secured Party, Receiver, Secured Party’s agent or Attorney need enquire:

(a)	whether this deed is enforceable;

(b)	whether the Receiver, Secured Party’s agent or Attorney was properly appointed;

(c)	whether the exercise of a power is proper or necessary; or

(d)	about the use of money paid or property transferred to or for the Secured Party, Receiver, Secured Party’s agent or Attorney; and

(e)	even if the person knows about any of these matters, the dealing is deemed to be within power and valid.

21.	Other powers

The Secured Party and the Receiver have the powers conferred by statute, law, equity and otherwise, in addition to the powers conferred by this deed.

22.	No duty of Secured Party or Receiver

22.1	The Secured Party and the Receiver may exercise:

(a)	their powers as they think fit;

(b)	more than one power at a time.

22.2	The Secured Party and the Receiver are not obliged to exercise any power.

22.3	The Secured Party and the Receiver are not liable for a loss caused by the exercise, attempted exercise, non exercise, delayed exercise or past exercise of a power.

23.	Giving up possession

The Secured Party may:

23.1	give up possession of any Shares; or

23.2	withdraw a receivership.

24.	Liability limited to actual receipts

Except for actual receipts, the Secured Party and the Receiver are not liable:

24.1	to account as mortgagee in possession; or

24.2	for any loss or default for which a mortgagee in possession could otherwise be liable.

25.	Power of attorney

25.1	The Grantor irrevocably appoints the Secured Party, each Authorised Officer of the Secured Party and any Receiver severally as its Attorney.

25.2	If an Event of Default has occurred, the Attorney may, without notice to the Grantor, in the name of the Grantor, at the Grantor’s cost:

(a)	do anything the Grantor is obliged to do under this deed;

(b)	exercise any power of the Secured Party or Receiver under this deed;

(c)	do anything the Attorney thinks expedient to give effect to a power of the Secured Party or the Receiver (whether or not under this deed). For example, the Attorney may execute a document for the Grantor under clause 43; and

(d)	appoint a substitute Attorney for any period and remove that substitute Attorney.

25.3	The Grantor must ratify anything done by the Attorney under this clause.

Part 7 – Application of Money

26.	Order

26.1	The Secured Party, Receiver, Secured Party’s agent or Attorney must apply money, received under this deed, in the following order:

(a)	first, in discharge of any claims with priority over this deed;

(b)	secondly, in payment of all expenses of or incidental to the exercise or attempted exercise of a power under this deed;

(c)	thirdly, in payment of all other outgoings the Secured Party, Receiver, Secured Party’s agent or Attorney may consider appropriate to pay;

(d)	fourthly, in payment of the Receiver’s remuneration;

(e)	fifthly, towards satisfaction of any part of the Secured Money the Secured Party thinks fit;

(f)	fifthly, in payment to any person entitled to the Shares in priority to the Grantor, including subsequent encumbrances (whether registered or not); and

(g)	sixthly, in payment of any surplus to the Grantor, without interest.

26.2	The Secured Party, Receiver, Secured Party’s agent or Attorney may pay:

(a)	any amount into court by way of interpleader; and

(b)	any surplus into a bank account in the name of the Grantor.

27.	Amounts contingently owing

If any Secured Money is contingently owing to the Secured Party when money is applied under the previous clause, the Secured Party or Receiver or agent or Attorney may pay an amount into a short term interest bearing account until the amount contingently owing becomes payable, and then pay the Secured Party and subsequent payees under the previous clause.

28.	Money actually received

The Secured Party is obliged to credit the Grantor only with money the Secured Party actually receives as Secured Money.

29.	Notice of subsequent Security Interest

29.1	If the Secured Party receives actual notice or is deemed to receive constructive notice of a subsequent Security Interest in the Shares, the Secured Party may open a new account for the Grantor. If the Secured Party does not immediately open a new account, it is deemed to do so.

29.2	All subsequent financial accommodation by the Secured Party to the Grantor is debited to the new account (or is deemed to be debited to the new account). All subsequent payments by the Grantor to the Secured Party are credited to the new account (or are deemed to be credited to the new account).

30.	Combination and set-off

The Secured Party may:

29.3	apply a credit balance of any account (joint or otherwise) of the Grantor with the Secured Party;

29.4	set-off money owing by the Secured Party to the Grantor,

towards payment of the Secured Money.

30.	Certificate as to Secured Money

A certificate signed by the Secured Party or its Authorised Officer, stating the amount of the Secured Money owing or payable, is sufficient evidence of the matter unless proved incorrect.

PART 8 – PPSA

31.	Waiver of certain provisions of the PPSA

31.1	This clause 31 applies to the extent that the Security Interest in the Shares created by this deed is not excluded from the application of Chapter 4 (apart from sections 110, 111, 113 and 140) of the PPSA pursuant to section 109(3)(a) of the PPSA.

31.2	To the extent permitted by section 115(1) of the PPSA, the parties agree that the following provisions of the PPSA are excluded in respect of the enforcement of this deed in relation to the Shares:

(a)	section 125 (obligation to dispose of or retain collateral);

(b)	section 132(3)(d) (contents of statement of account after disposal);

(c)	section 132(4) (statement of account if no disposal);

(d)	section 135 (notice of retention); and

(e)	section 142 (redemption of collateral).

31.3	To the extent permitted by section 115(7) of the PPSA, the parties agree that the following provisions of the PPSA will not apply to the enforcement of this deed over the Shares :

(a)	section 129(2) and (3) (disposal by purchase);

(b)	section 132 (statement of account if no disposal);

(c)	section 133(1)(b) (as it relates to the Security Interest of the Secured Party);

(d)	section 134(2) and section 135 (notice of retention of collateral);

(e)	section 136(3), (4) and (5) (retaining collateral free of interest); and

(f)	section 137 (persons entitled to notice may object to proposal).

32.	Waiver of certain notices by Grantor

The Grantor waives the right to receive any notice under the PPSA (including notice of a verification statement) unless the notice is required by the PPSA and cannot be excluded.

33.	Perfection of Security Interest

Without limiting clause 12, the Grantor must comply with all reasonable requests of the Secured Party for the purpose of securing perfection of a Security Interest created by this deed in favour of the Secured Party, including by doing all things reasonably necessary upon request from time to time to:

33.1	perfect a Security Interest by control;

33.2	permit any Security Interest created by this deed to be registered on the register; or

33.3	otherwise permit a Security Interest created by this deed to be perfected.

PART 9 – MISCELLANEOUS

34.	Continuing security

34.1	This deed is a continuing security. It is discharged only when the Secured Party discharges the Grantor in writing.

34.2	The Grantor’s liability is unconditional and is not affected by anything including:

(a)	a concession or extension of time by the Secured Party to the Borrower or other person;

(b)	an act, omission, mistake or delay by the Secured Party or other person;

(c)	a dealing with, or a variation, exchange, renewal, release, transfer or abandonment of a contract, Collateral Security or instrument;

(d)	a failure to complete a contract;

(e)	a failure to recover Secured Money, because of a failure to enforce a judgment, Collateral Security or instrument or otherwise;

(f)	an outstanding negotiable instrument, security, contract, or other obligation in respect of the Secured Money;

(g)	a settlement of account or intervening payment, or the fact that there is no Secured Money owing;

(h)	the merger, amalgamation or reconstruction of the Grantor or the Secured Party;

(i)	if this deed secures the indebtedness of a partnership:

(i)	an alteration in the composition of the partnership;

(ii)	the fact that the Grantor is not or is no longer a partner;

(iii)	cessation of business by the partnership;

(j)	the invalidity or unenforceability of the Grantor’s obligations under or referred to in this deed;

(k)	the Grantor not being, or ceasing to be, authorised or empowered to enter into or perform the Grantor’s obligations under this deed;

(l)	the invalid or irregular execution of this deed by the Grantor.

35.	Indemnity

35.1	The Grantor indemnifies the Secured Party, Receiver, Secured Party’s agent and the Attorney, against all claims, costs, liability, losses and expenses, in respect of:

(a)	an Event of Default;

(b)	the exercise, non exercise, attempted exercise or delayed exercise of any power by the Secured Party, the Receiver, an agent or the Attorney;

(c)	an act or omission of the Grantor, its employees or agents;

(d)	any worker’s compensation claim by any of the Grantor’s employees;

(e)	any claim in respect of the Shares;

(f)	the disclosure of any information about the Grantor, a related body corporate, a surety or co surety for the Secured Money, or the business or affairs of any of them (including confidential information), if the Secured Party, Receiver, agent or Attorney thought the disclosure necessary to exercise their powers;

(g)	any breach of a warranty in this deed;

(h)	anything in respect of this deed or the Shares.

35.2	In this clause, Secured Party includes an employee, officer, agent, contractor and professional adviser of the Secured Party.

36.	No merger

36.1	The Secured Party’s rights under this deed are not prejudiced by or merged in any other right of the Secured Party (present or future), including rights under a negotiable instrument, contract or judgment.

36.2	This deed does not affect any other Security Interest (present or future) of the Secured Party:

(a)	in the property of the Grantor;

(b)	in the property of any other person as security for payment of the Secured Money.

37.	No marshalling

The Secured Party is not obliged to marshall in favour of the Grantor or other person:

37.1	any security held by the Secured Party;

37.2	any assets held by the Secured Party or to which the Secured Party is entitled.

38.	No moratorium

A law that:

38.1	lessens the Grantor’s obligations;

38.2	postpones or prevents the exercise of the Secured Party’s or the Receiver’s rights; or

38.3	protects or compensates the Grantor,

is excluded from this deed, unless the law otherwise requires.

39.	Assignment

Without notice to the Grantor, the Secured Party may assign:

39.1	the whole or any part of a debt comprised in the Secured Money;

39.2	the Secured Party’s rights under this deed (including an indemnity).

40.	Time of essence

Time is of the essence in respect of the Grantor’s obligations under this deed.

41.	Consent

41.1	Unless otherwise provided, the Secured Party may give or withhold consent, agreement or approval:

(a)	in its absolute discretion;

(b)	with or without conditions;

(c)	without giving reasons;

(d)	when it chooses.

41.2	The Secured Party’s consent or approval is valid only if in writing and signed by the Secured Party or its Authorised Officer.

42.	No waiver

42.1	The Secured Party or the Receiver waives a right under this deed only by giving notice that it waives that right.

42.2	A power is not impaired or waived by:

(a)	a failure to exercise that power;

(b)	a delay in exercising that power;

(c)	a partial exercise of that power;

(d)	a previous exercise of that power;

(e)	negotiations between the Grantor and the Secured Party or Receiver;

(f)	acceptance of part of the Secured Money.

43.	Completion of other documents

The Secured Party or an Authorised Officer of the Secured Party may complete, in favour of the Secured Party or nominee, any document executed by or for the Grantor in blank and deposited with the Secured Party as a Collateral Security.

44.	Completion of this deed

The Secured Party, an Authorised Officer of the Secured Party, an Attorney or the Secured Party’s solicitors may insert in this deed:

44.1	its date;

44.2	any other detail to complete this deed.

45.	Right to disclose

The Secured Party or Receiver may disclose information about the Grantor or the Shares to any person who might enter into a contract with the Secured Party or Receiver in respect of this deed or in exercising a power under this deed.

46.	Costs

46.1	The Grantor must pay on demand all costs and expenses incurred by the Secured Party, Receiver or Attorney in respect of this deed or a Collateral Security, including:

(a)	the costs and expenses of preparing, negotiating, executing, stamping, registering, protecting, administering, exercising a power under, attempting to exercise a power under, varying, extending and discharging this deed or a Collateral Security;

(b)	the costs and expenses of performing any obligation of the Grantor under this deed or a Collateral Security;

(c)	legal costs on a solicitor and own client basis;

(d)	the reasonable hourly costs (as fixed by the Secured Party or Receiver or Attorney) of its officers and employees in protecting, administering, or exercising a power under or attempting to exercise a power under, this deed or a Collateral Security, and in negotiating about a variation of this deed or a Collateral Security and any facilities secured by this deed;

(e)	taxes (including goods and services taxes) and duties (including stamp duty and financial institutions duty) in respect of this deed, a Collateral Security, an act authorised by either of them, any Secured Money and the payment of any Secured Money.

46.2	These costs and expenses are part of the Secured Money.

46.3	The Grantor must perform its obligations under this deed at its own cost, whether or not at the Secured Party’s request.

47.	Notices

47.1	A notice or demand must be in writing, signed by the person giving it or that person’s Authorised Officer or lawyer.

47.2	Notice may be given to a person:

(a)	personally;

(b)	by leaving it at the person’s address last notified;

(c)	by sending it by pre paid mail to the person’s address last notified;

(d)	by sending it by electronic mail to the person’s email address last notified.

47.3	Notice is deemed to be received by a person:

(a)	when left at the person’s address;

(b)	if sent by pre paid mail, 5 Business Days after posting;

(c)	if sent by electronic mail, on the day after the day the message is showing on the sender’s electronic mail system as having been properly transferred or transmitted.

However, if the notice is deemed to be received on a day which is not a Business Day it is deemed to be received on the next Business Day.

47.4	Notice to the Grantor under this clause is effective even if the Grantor is an externally-administered body corporate.

47.5	If 2 or more people comprise the Grantor, notice or demand to one is effective notice to all.

47.6	The Grantor or the Secured Party may change its address or facsimile number for service by giving at least 5 Business Days’ notice to the other.

47.7	A certificate signed by the Secured Party or its Authorised Officer or lawyer, stating the date and time at which any notice was personally given or posted or faxed to the Grantor, is sufficient evidence of the matter unless proved incorrect.

48.	Notice need not be specific

A notice or demand need not specify the amount payable to the Secured Party.

49.	Time for notice

49.1	Any statutory notice requirement or lapse of time requirement is excluded from this deed, unless the law otherwise requires.

49.2	The Secured Party or the Receiver may exercise any power under this deed without giving notice to the Grantor, unless a statutory notice requirement cannot be excluded.

49.3	Where a statute allows a period of notice to be fixed by this deed, the period of notice is 2 days.

50.	Governing law

50.1	This deed is governed by the law of South Australia.

50.2	The Grantor irrevocably submits to the non-exclusive jurisdiction of the courts of South Australia and the South Australian division of the Federal Court of Australia, and the courts of appeal from them.

50.3	The Grantor may not object to the jurisdiction of any of those courts on the ground that it is an inconvenient forum or that it does not have jurisdiction.

Schedule 1 – Shares

Executed as a deed on

Executed by Integrated Media Technology Ltd in accordance with section 127 of the Corporations Act 2001 (Cth):

Director	Director/Company Secretary

Name (please print)	Name (please print)

Executed by Capital Stone Holdings Limited in accordance with section 127 of the Corporations Act 2001 (Cth):

Director	Director/Company Secretary

Name (please print)	Name (please print)